

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

Jed A. Latkin
Chief Executive Officer
Navidea Biopharmaceuticals, Inc.
4995 Bradenton Avenue, Suite 240
Dublin, Ohio 43017

>   **Re: Navidea Biopharmaceuticals, Inc.**
>       **Registration Statement on Form S-3**
>       **Filed August 25, 2020**
>       **File No. 333-248404**

Dear Mr. Latkin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Faith L. Charles, Esq.